INVEST IN **DINE.DIRECT**

The future of dining will be different. Our technology helps restaurants thrive.



more.dine.direct Reno NV

Food Software Technology Social Impact Restaurant

LEAD INVESTOR



Jay Banfield Chief Officer of Economic Mobility, All Home

The food delivery ecosystem requires further disruption. As it currently stands, restaurants are beholden to the large "food app" companies. Rather than maximizing profits and cultivating relationships with their customers, restaurants are increasingly forced to operate as subcontractors to the food app companies, who in turn control the customer experience and eat into the already thin profit margins of a restaurant. Restaurants deserve better. They deserve the tools to connect directly with their guests, nurture these customer relationships, and be paid fairly for the love and care they put into the art of making food. Dine.Direct is the answer for restaurants - internationally. Using the Dine.Direct platform, restaurants can increase the percentage of revenue they keep by nearly 30% since

Highlights

1. $160 Billion global market is ripe for platform / technology disruption.
2. Dine.Direct is growing fast. Over 60% M/M growth for the last 6 months.
3. Executive team with over 85 years combined experience in technology, hospitality and organization.
4. Global team of over 50 people with a low cost footprint.
5. We exist to give control of online ordering back to restaurants and the communities they serve.

Our Team



Ralph Burleson Chief Executive Officer

Ralph is a serial entrepreneur with broad management experience in technology and international business. In 2000 he was part of a joint Microsoft & Accenture team who formed Avanade ($2.8B revenue in 2019)



Ralph Burleson Chief Executive Officer

Ralph is a serial entrepreneur with broad management experience in technology and international business. In 2000 he was part of a joint Microsoft & Accenture team who formed Avanade ($2.8B revenue in 2019)

> Meal delivery is a $160 Billion market, growing to $180 Billion by 2024. Technology is changing the way guests engage with restaurants, and we're angry that a few bad actors use tech to pervert takeout and delivery. This market is ripe for disruption. We believe technology should serve restaurants — instead of restaurants serving tech companies.



Julie Campbell Chief Operating Officer

Julie is a global manager, leader & certified coach with 14+ years dedicated to social impact and responsible business. Knack for partnerships & org. design. Led Oxfam & Unilever's global initiative to unlock opportunities for women.



Ken Irvine Chief Hospitality Officer

Hospitality consultant with 28+ years of experience in the industry. Restaurant Chef/Owner. Past President & Director of California Restaurant Association (San Diego Chapter). Only restaurateur to win "Chef of the Year" & "Restaurateur of the Year".

SEE MORE

The Future of Dining

Since the discovery of fire, people have been cooking for each other. Today, whether it's a dinner date with romantic potential, or a power business lunch, restaurants are a common thread that weaves our society together. Recently there has been a shift in consumer behavior brought on by smartphones, artificial intelligence, the social network, and virus lockdowns. This change has left many restaurants struggling to survive.

Technology supports success.

The future of dining will be different. From ghost kitchens to robot waiters, lasting change is already here. Amazon didn't take over commerce because it was a great retailer. Amazon took over because it deployed great technology that created a fundamentally better customer experience. We believe restaurants that harness technology to deliver a better guest experience will be prosperous now and in the future. It's our mission to help them do just that.

Here are some things we've already built.



Easy order menu -
Consumers can quickly order food with single step checkout flows. Hungry diners can use their phones, tablets or computers to order. No "app download" required.

Our Dine.Direct menu interface is built around pictures of the food. Pictures drive larger ticket totals, increasing restaurant revenue and profit.



Fun virtual server -
Our system presents a fun, virtual server with 12 unique moods, They make the ordering experience, friendly and fun.



Restaurant on a phone -
All the power of Easy Order, Kitchen Scheduling and Delivery.Direct
condensed into a smartphone format.



Walk a Meal -
Phone based application to empower neighborhood community members to
earn extra cash delivering meals by foot (maybe bicycles or cars) in dense
urban areas. The first pilot scheduled to kick off in San Francisco's Lower
Haight neighborhood in March 2021.



Explore details of our products here **https://more.dine.direct/product**.

Here is what our customers say.



Dine.Direct Happy User: Clayton's MTO
from Dine.Direct
INTRODUCING
CLAYTON'S
MTO
DINE.DIRECT HAPPY USER
02:17

Clayton's Mexican Takeout processed 474 order in January 2021



Dine.Direct Happy User: Old Venice
from Dine.Direct
Restaurant
Old Venice
3 Beautiful Spacious
Outdoor Dining Areas
Open Nightly
Take Out & Delivery Available
INTRODUCING
OLD VENICE
DINE.DIRECT HAPPY USER
02:11

Old Venice Restaurant processed 124 orders in January 2021

Restaurants save lots of money with Dine.Direct.

Comparison Table

	DINE.DIRECT		FOOD APPS / MARKETPLACE			
	Self Delivery	PostmatesDAAS	DoorDash	GrubHub	Uber Eats	Storefront*
Customer View						
Food	$38.00	$38.00	$38.00	$38.00	$38.00	$38.00
Delivery	$6.00	$7.50	$0.99	$2.49	$0.49	$2.99
Tip	$5.70	$5.70	$5.70	$5.70	$5.70	$5.70
Service Fee	$-	$-	$7.22	$2.00	$5.70	$3.80
Tax on Food	$2.95	$2.95	$2.95	$2.95	$2.95	$2.95
Driver Benefits	$-	$-	$-	$1.50	$0.99	$-
Customer Pays Total	**$52.65**	**$54.15**	**$54.86**	**$52.63**	**$53.83**	**$53.44**
Restaurant View						
Restaurant Charges	**$52.65**	**$54.15**	**$40.95**	**$40.95**	**$40.95**	**$40.95**
- Credit Card Merchant Fees	$1.83	$1.87	$-	$-	$-	$-
- Delivery Cost	$6.00	$7.50	$-	$3.80	$-	$-
- Tax	$2.95	$2.95	$2.95	$2.95	$2.95	$2.95
- Platform Fees	$1.00	$1.00	$11.46	$1.73	$12.28	$2.75
- Marketing Fees**				$8.19		
Restaurant Keeps	**$40.87**	**$40.83**	**$26.54**	**$24.28**	**$25.72**	**$35.25**

* Note: Using Storefront makes DoorDash the exclusive delivery partner of a restaurant. By contract, no other service can be used.
* Note 2: Storefront charges a $2.00 fee per order and also a fixed monthly fee that is undisclosed and may vary from restaurant to restaurant.
** Note 3: Not compulsory. But needed for Grubhub to advertise the restaurant.

New technology we're cooking up now.

Dine.Direct "Food Finder" - Consumer Restaurant Discovery and Ordering. Free promotion for all restaurants, whether or not they are community members.

Affiliate Portal - Easily embeddable "smart" portal that can be used by website owners (think newspapers, bloggers, etc.) that helps consumers find local restaurants currently open for takeout and delivery.

We see a bright future.

The sky's the limit - in this case literally. "Taco Air"

While walking is a great mode of delivery in dense urban environments,

suburban and rural areas will benefit from a little aero-technological magic. Meal delivery drones can take a meal straight to a guest's house in just a couple of minutes, and deliver it while it is still hot. We are exploring partnerships to enter into this transformative space. By 2024 we expect to offer the option of air delivery to our restaurant partners. These plans cannot be guaranteed.



Dine.Direct is a community, not a product.

Dine.Direct is a multi-disciplinary community which has a proven software platform development skills and a deep understanding of the complex environment in which restaurants operate. Our community model makes us uniquely positioned to offer holistic solutions for restaurants today and into the future.


TEAMS AROUND
THE WORLD
01:10

> *This video is a quick look at the people who started with us in August. We've now grown to 50 people spread across 6 countries.*

Alongside the usual credentials of business, marketing and tech prowess, we have recruited experts in hospitality, aviation, community mobilization, and the gig economy. Our teams and market are global and multi-lingual.

We've also organized ourselves differently from most startups. Restaurants are members of our community, not just our customers. and we have put them on top of our organizational chart.


Dine.Direct
Community Chart
Restaurants
Partner Members
(financial, marketing, products)
Field Service Members
Community Ambassador Members
Platform Support Members
(Restaurant Happiness)
Community Organization & Support
Platform Development Testing & Operations
Marketing & Graphic Support
Organization, Human Resources, Business Support Services
Arrow direction indicates who the group supports
Capital Members
(Define the structure of the council)
Representative Governance Council
(Restaurant Rep, Partner Rep, Capital Rep, Execution Rep, etc.)
Sets Broad Vision / Mission / Goals

We believe that technology should serve restaurants, instead of restaurants serving tech companies. So we have based our community on a "Power With" instead of "Power Over" philosophy. We have formed around a common mission to innovate for restaurants. We are not building a golden egg, we are building a goose that lays a bunch of them.

We reward our community, to grow our community.

Dine.Direct offers community reward points. These points work give members a stake in any financial success we have. We are serious about financial inclusion and have allocated about 30% of the company to this program. Community rewards are given for varying contributions to the mission. Examples include:

- Restaurant Founders who help us establish a critical mass of restaurants in a new location or give feedback on new technologies before release.

- Ambassadors who refer other restaurants to our products.

- Partners who offer professional support to restaurants from accounting advice, to PR, to bicycles.

- Community members who help other restaurants get set up, trained and operational.

- And many more...

While we are have given up a chunk of the company's equity growth to fund this program, we know this approach provides for broad financial inclusion across our entire community. We believe broad financial inclusion will make a bigger pie, faster - a delicious pie we can all enjoy together.

Please join us.

If you are an investor who loves restaurants and believes that technology can help them thrive, then this is a great place to invest some money. Please join us.

If you are a restauranteur or know a restaurant who is struggling, then reach out and make a connection. It costs nothing to try. Please join us at **https://try.dine.direct**.

If you stumbled across this page and don't have any cash to invest or a restaurant that needs help, just reach out anyway. We're always on the hunt for artists, programmers or engineers with mad tech skills. Please join us.

You can find a real human on the other side of our chat bubble at **https://more.dine.direct**.